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                             August 7, 2020

       Franklin Ogele
       Director and Chief Executive Officer
       New Africa Petroleum Corp.
       One Gateway Center, 26th Floor
       Newark, NJ 07102

                                                        Re: New Africa
Petroleum Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed July 13, 2020
                                                            File No. 333-239825

       Dear Mr. Ogele:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Use of Proceeds, page 21

   1. We note your disclosure of intended uses of proceeds include acquisitions referred to as
                                                        Projects A, B and C.
Please revise to provide more detailed and specific disclosure regarding proceeds that
may be used to finance these acquisitions or acquire other assets.
                                                        Refer to Instructions 5
and 6 of Item 504 of Regulation S-K.
 Franklin Ogele
FirstName
New AfricaLastNameFranklin
             Petroleum Corp. Ogele
Comapany
August      NameNew Africa Petroleum Corp.
        7, 2020
August
Page 2 7, 2020 Page 2
FirstName LastName
Description of Business
Oil and Natural Gas Leases, page 30

2. You state that you "anticipate the typical oil and natural gas lease agreement covering
         [your] properties will provide for the payment of royalties" that "will range from 20% to
         25%, resulting in a net revenue interest to [you] generally ranging from 75% to 80%."
         Given that you have a limited operating history, no lease agreements in place and no historical financial information, please explain the assumptions used to support the projections and how you determined that you have a reasonable basis to provide these projections. Refer to Item 10(b) of Regulation S-K.
Directors, Executive Officers, Promoter and Control Persons, page 39

3. We note your disclosure on the cover page and throughout the registration statement that
         Mr. Franklin Ogele serves as the President of the Company. However, on pages 39 and
         40, you identify Mr. Arne Greaves as President. Please revise your disclosure to clarify the roles served by each executive officer.
Exhibits

4. We note your disclosure on page 16 stating that you have employment agreements with each of your executive officers. Please file any employment agreement entered into with
         Mr. Franklin Ogele as an exhibit to the registration statement in accordance with Item
         601(b)(10) of Regulation S-K, or tell us why you do not believe you are required to do so.
General

5. We note your disclosure on page 3 indicating that you do not currently have any arrangements with broker-dealers to participate in the offering and will file a post-
         effective amendment if you retain a broker-dealer to participating in the offering.
         However, you also state on page 3 that you "estimate the commission to broker-dealers will be about 10% of the gross offering" and your offering table on page 4 and use of proceeds table on page 21 contemplate underwriting discounts and commissions of
         $1,400,000. Please revise your disclosure to clarify this discrepancy or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796, or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650, if you have questions regarding
 Franklin Ogele
New Africa Petroleum Corp.
August 7, 2020
Page 3

comments on the financial statements and related matters. Please contact Anuja
A. Majmudar,
Attorney-Advisor, at (202) 551-3844 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-
3642, with any other questions.



FirstName LastNameFranklin Ogele                         Sincerely,
Comapany NameNew Africa Petroleum Corp.
                                                         Division of
Corporation Finance
August 7, 2020 Page 3                                    Office of Energy &
Transportation
FirstName LastName